Mail Stop 4561

January 28, 2008

VIA USMAIL and FAX (954) 252 - 3442

Mr. Gerry McClinton
Chief Operating Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

> **Re:** **CHDT Corporation**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 4/17/2007**
> **File No. 000-28831**

Dear Mr. Gerry McClinton:

We have reviewed your response letter dated January 21, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.   We will review your amended 10-KSB for compliance with our previously issued comments.

Financial Statements and Notes

Note 9 – Business Acquisition and Disposals

Capstone Industries, pages F-26 – F-27

2.   We continue to believe a portion of the purchase price for Capstone should be allocated to other identifiable intangible assets apart from goodwill such as customer lists and customer relationships. We understand that customers submit purchase orders when

ordering Capstone merchandise.   Paragraph 10 of EITF 02-17 indicates that customer relationships arising from purchase orders meet the contractual-legal criterion for recognition as an intangible asset apart from goodwill.   Furthermore, as indicated by paragraph 8 of EITF 02-17, this applies regardless of whether purchase orders are outstanding at the date of acquisition.   In addition, please tell us how you considered paragraph A18 of SFAS 141 in determining whether you should record an intangible asset for customer lists.   Please clarify or revise the financial statements appropriately to separately recognize these intangible assets.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant